Exhibit 8.1

SIGNIFICANT SUBSIDIARIES

Name of company	Country of Incorporation	Principal activities	Percent owned

Drilling unit owning companies

Seabras Rig Holdco Kft.	Hungary	Owner of West Capricorn	100
Seadrill China Operations Ltd.	Bermuda	Owner of West Aquarius	100
Seadrill Deepwater Drillship Ltd.	Cayman Islands	Owner of West Capella	56
Seadrill Vencedor Ltd.	Bermuda	Owner of West Vencedor	100

Contracting and management companies

Seadrill Operating LP		OPCO	30
Seadrill Capricorn Holdings LLC		OPCO	51
Seadrill Operating GP LLC		General partner	100